UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras makes new oil discovery in Ultra-Deep Waters off the Coast of Amapá

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Rio de Janeiro, October 2, 2026 – Petróleo Brasileiro S.A. – Petrobras, further to the Notice to the Market issued on August 14, 2026, hereby announces that it has found another oil-bearing interval in the Morpho well (1-BRSA-1405-APS), which constitutes a new discovery in block FZA-M-59, located in ultra-deep waters off the coast of the state of Amapá, at a water depth of 2,886 meters.

The continued drilling of the well, following the discovery announced in August 2026, was aimed at evaluating deeper exploratory intervals and led to this new discovery, identified through electrical logs, indications in rock samples, and fluid samples obtained during the operations.

The new discovery expand knowledge about the exploratory potential of the area and will provide additional information for assessing the petroleum systems and resource potential of the Foz do Amazonas Sedimentary Basin.

The analyses are ongoing and the information collected will subsequently be characterized through laboratory analyses and integrated with the dataset acquired during drilling. In the case of the discovery announced in August, the analyses already carried out confirm the good quality of the oil found.

Petrobras will complete the well drilling activities, followed by the evaluation of the identified formations, in a safe manner and with respect for the environment and people.

Petrobras' operations in block FZA-M-59 are aligned with the company's long-term strategy, which aims to replenish oil and gas reserves by exploring new frontiers, thereby contributing to meeting the country's energy demand.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9th floor – 20031-030 – Rio de Janeiro, RJ

Phone: 55 (21) 3224-1510/9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act) and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), which reflect only the expectations of the Company's management. The terms: “anticipates,” “believes,” “expects,” “foresees,” “intends,” “plans,” “projects,” “aims,” and “should” and other similar terms are intended to identify such forward-looking statements, which, of course, involve risks or uncertainties, whether foreseen by the Company or not. Therefore, the future results of the Company's transactions may differ from current expectations, and the reader should not rely exclusively on the information contained herein.

The map shows the location of the Morpho well (1-BRSA-1405-APS) in deep waters off Amapá

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9th floor – 20031-030 – Rio de Janeiro, RJ

Phone: 55 (21) 3224-1510/9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act) and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), which reflect only the expectations of the Company's management. The terms: “anticipates,” “believes,” “expects,” “foresees,” “intends,” “plans,” “projects,” “aims,” and “should” and other similar terms are intended to identify such forward-looking statements, which, of course, involve risks or uncertainties, whether foreseen by the Company or not. Therefore, the future results of the Company's transactions may differ from current expectations, and the reader should not rely exclusively on the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer